



Hella Bagels, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.00%

Target Raise Amount: $124,000

Offering End Date: August 4, 2023

Repayment Period: 4 years (48 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Hella Bagels, LLC

Founded: May 13, 2022

Address: 478 25th St.
Oakland, CA 94612

Industry: Commercial Bakeries

Employees: 1

Website: https://www.hella-bagels.com

Use of Funds Allocation:

If the maximum raise is met:

$75,020 (60.50%) – of the proceeds will go towards equipment purchases
$14,880 (12.00%) – of the proceeds will go towards store buildout
$28,520 (23.00%) – of the proceeds will go towards working capital
$5,580 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 5,580 Followers





Business Metrics:

	FY21	FY22	YTD 3/31/2023
Total Assets	$18,872	$57,136	$57,939
Cash & Cash Equivalents	$16,122	$53,636	$54,439
Accounts Receivable	$0	$0	$0
Short-term Debt	$0	$0	$0
Long-term Debt	$0	$0	$0
Revenue	$155,781	$102,426	$26,365
Cost of Goods Sold	$0	$0	$0
Taxes	$0	$0	$0
Net Income	$82,227	$48,723	$12,102

Recognition:

Hella Bagels, LLC's delivery model has exceeded all expectations making it challenging to meet increasing demand. We're adding a storefront and new equipment, including a gas deck oven, spiral mixer, bagel kettle, and other essential tools to keep pace with rapid business growth. Their bagels continued to sell out at every location for the last 3 years. Hella Bagels has been featured in the San Francisco Chronicle, included in Diablo Magazine's "Best of the East Bay," and featured in Berkeleyside NOSH with the headline "Oakland's Newest Bagel Business Sells Out in Seconds."

About:

Hella Bagels, LLC (DBA Hella Bagels) began with rapid delivery sellouts and grew to include wildly long pop-up lines for bagel lovers around the Bay Area. Now, they're opening their first storefront to provide more dining options to Hella Bagel fans.

For more information, contact our Customer Support Team at support@thesmbx.com

